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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                TC PipeLines, LP
-------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Units
-------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   87233Q 10 8
-------------------------------------------------------------------------------
                                 (CUSIP Number)



                                Ronald J. Turner
                          110 Turnpike Road, Suite 203
                        Westborough, Massachusetts 01581
                                 (508) 871-7046
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)



                                 August 1, 2002
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------------------    ----------------------------

CUSIP NO.                  87233Q 10 8                     PAGE 2 OF 15 PAGES

-----------------------------------------------    ----------------------------

-------------------------------------------------------------------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        TransCanada PipeLines Limited
-------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (A) / /

                                                                        (B) / /
-------------------------------------------------------------------------------

3  SEC USE ONLY

-------------------------------------------------------------------------------

4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
           OO; (See Item 3)
-------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO / / ITEMS 2(D) OR 2(E)
-------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION
                Canada
-------------------------------------------------------------------------------

                       7     SOLE VOTING POWER
                                 3,736,435 Common Units of TC PipeLines, LP
      NUMBER OF       ---------------------------------------------------------
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                     -0-
        EACH          ---------------------------------------------------------
     REPORTING
      PERSON           9       SOLE DISPOSITIVE POWER
       WITH                      3,736,435 Common Units of TC PipeLines, LP
                      ---------------------------------------------------------

                       10      SHARED DISPOSITIVE POWER
                                      -0-
-------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    3,736,435 Common Units of TC PipeLines, LP
-------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /
   (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    23.9%*
-------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON
-------------------------------------------------------------------------------

* TransCan Northern Ltd., a wholly owned subsidiary of TransCanada Pipelines Limited, acquired 2,800,000 Common Units on May 28, 1999 in connection with TC PipeLines, LP's initial public offering, as disclosed in TC PipeLines, LP's initial public offering prospectus and subsequent periodic reports filed under the Securities Exchange Act of 1934. On such date, the 2,800,000 Common Units beneficially owned by TransCan Northern Ltd. represented 19.6% of the total issued and outstanding Common Units. On August 1, 2002, due to the early conversion of 936,435 subordinated units held by TC Pipelines GP, Inc., the general partner of TC Pipelines, LP, the ownership of the Reporting Persons increased to an aggregate 3,736,435 Common Units.

       HC,  CO
-------------------------------------------------------------------------------

SCHEDULE 13D

-----------------------------------------------    ----------------------------

CUSIP NO.                  87233Q 10 8                     PAGE 3 OF 15 PAGES

-----------------------------------------------    ----------------------------

-------------------------------------------------------------------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        TransCan Northern Ltd.
-------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (A) / /

                                                                        (B) / /
-------------------------------------------------------------------------------

3  SEC USE ONLY

-------------------------------------------------------------------------------

4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
           OO; (See Item 3)
-------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO / / ITEMS 2(D) OR 2(E)
-------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
-------------------------------------------------------------------------------

                       7     SOLE VOTING POWER
                                   -0-
      NUMBER OF       ---------------------------------------------------------
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                    3,736,435 Common Units of TC PipeLines, LP
        EACH          ---------------------------------------------------------
     REPORTING
      PERSON           9       SOLE DISPOSITIVE POWER
       WITH                         -0-
                      ---------------------------------------------------------

                       10      SHARED DISPOSITIVE POWER
                                   3,736,435 Common Units of TC PipeLines, LP
-------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    3,736,435 Common Units of TC PipeLines, LP
-------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /
   (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    23.9%
-------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON
       HC,  CO
-------------------------------------------------------------------------------

* TransCan Northern Ltd., a wholly owned subsidiary of TransCanada Pipelines Limited, acquired 2,800,000 Common Units on May 28, 1999 in connection with TC PipeLines, LP's initial public offering, as disclosed in TC PipeLines, LP's initial public offering prospectus and subsequent periodic reports filed under the Securities Exchange Act of 1934. On such date, the 2,800,000 Common Units beneficially owned by TransCan Northern Ltd. represented 19.6% of the total issued and outstanding Common Units. On August 1, 2002, due to the early conversion of 936,435 subordinated units held by TC Pipelines GP, Inc., the general partner of TC Pipelines, LP, the ownership of the Reporting Persons increased to an aggregate 3,736,435 Common Units.

-------------------------------------------------------------------------------

SCHEDULE 13D

-----------------------------------------------    ----------------------------

CUSIP NO.                  87233Q 10 8                     PAGE 4 OF 15 PAGES

-----------------------------------------------    ----------------------------

-------------------------------------------------------------------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        TC PipeLines GP, Inc.
-------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (A) / /

                                                                        (B) / /
-------------------------------------------------------------------------------

3  SEC USE ONLY

-------------------------------------------------------------------------------

4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
        OO; (See Item 3)
-------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO / / ITEMS 2(D) OR 2(E)
-------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
-------------------------------------------------------------------------------

                       7     SOLE VOTING POWER
                                   -0-
      NUMBER OF       ---------------------------------------------------------
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                    936,435 Common Units of TC PipeLines, LP
        EACH          ---------------------------------------------------------
     REPORTING
      PERSON           9       SOLE DISPOSITIVE POWER
       WITH                         -0-
                      ---------------------------------------------------------

                       10      SHARED DISPOSITIVE POWER
                                   936,435 Common Units of TC PipeLines, LP
-------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,736,435 Common Units of TC PipeLines, LP
-------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /
   (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    23.9%*
-------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON
       HC, CO
-------------------------------------------------------------------------------

* TransCan Northern Ltd., a wholly owned subsidiary of TransCanada Pipelines Limited, acquired 2,800,000 Common Units on May 28, 1999 in connection with TC PipeLines, LP's initial public offering, as disclosed in TC PipeLines, LP's initial public offering prospectus and subsequent periodic reports filed under the Securities Exchange Act of 1934. On such date, the 2,800,000 Common Units beneficially owned by TransCan Northern Ltd. represented 19.6% of the total issued and outstanding Common Units. On August 1, 2002, due to the early conversion of 936,435 subordinated units held by TC Pipelines GP, Inc., the general partner of TC Pipelines, LP, the ownership of the Reporting Persons increased to an aggregate 3,736,435 Common Units.

-------------------------------------------------------------------------------

                                                             PAGE 5 OF 15 PAGES

                         ORIGINAL REPORT ON SCHEDULE 13D

Item 1.  SECURITY AND ISSUER

         This statement on Schedule 13D is being filed by TransCanada PipeLines Limited, a Canadian public company, TransCan Northern Ltd., a Delaware corporation and TC PipeLines GP, Inc., a Delaware corporation (collectively, the "Reporting Persons"). This statement relates to the common units representing limited partner interests (the "Common Units") of TC PipeLines, LP, a Delaware limited partnership (the "Partnership"), which has its principal executive offices at 110 Turnpike Road, Suite 203, Westborough, Massachusetts 01581.

Item 2.  IDENTITY AND BACKGROUND

         (a) - (b) The information required to be filed in response to paragraphs (a) and (b) of Item 2 with respect to the Reporting Persons is set forth on Schedule I.

         (c)      The information required to be filed in response to paragraph
(c) of Item 2 with respect to the Reporting Persons is as follows:

         1. TransCanada PipeLines Limited is the owner of TransCan Northern Ltd. and is principally engaged in the transportation of natural gas and the generation and sale of power. The executive officers and directors of TransCanada PipeLines Limited are listed on Appendix A hereto.

         2. TransCan Northern Ltd. is a direct wholly owned subsidiary of TransCanada PipeLines Limited and its sole purpose is to hold a 100% ownership interest in TC PipeLines GP, Inc. and TransCan Northwest Border Ltd. The executive officers and directors of TransCan Northern Ltd. are listed on Appendix B hereto.

         3. TC PipeLines GP, Inc. is an indirect wholly owned subsidiary of TransCanada PipeLines Limited and is principally engaged in the business of managing the operations of TC PipeLines, LP. The executive officers and directors of TC PipeLines GP, Inc. are listed on Appendix C hereto.

         (d) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Appendices A, B, and C hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Appendices A, B, and C hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The conversion of 936,435 subordinated units representing limited partner interests in TC PipeLines, LP ("Subordinated Units") held by TC PipeLines GP, Inc. into 936,435 Common Units occurred automatically for no additional consideration pursuant to and in accordance with the terms of the Partnership's Amended and Restated Agreement of Limited Partnership upon satisfaction of certain financial tests. TransCanada PipeLines Limited, through TransCan Northern Ltd., acquired beneficial ownership of 2,800,000 Common Units and, through TC PipeLines GP, Inc., acquired 2,809,306 Subordinated Units in connection with the Partnership's initial public offering on May 28, 1999 and the related exercise of the underwriters' over-allotment option on June 25, 1999 in exchange for the contribution of a 30% general partner interest in Northern Border Pipeline Company to the

                                                             PAGE 6 OF 15 PAGES


Partnership, which contribution was made in exchange for the 2,800,000 Common Units, the 2,809,306 Subordinated Units, a 2% general partner interest in the Partnership and cash.

Item 4.  PURPOSE OF TRANSACTION

         The Reporting Persons acquired the Common Units reported herein solely for the purpose of investment. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Partnership's business, prospects and financial condition, the market for the Common Units, general economic conditions, money and stock market conditions and other future developments.

Item 5.  INTEREST IN SECURITIES OF THE COMPANY

(a) There were 14,300,000 Common Units outstanding as of May 28, 1999, of which 2,800,000, or 19.6% of the amount outstanding, were held by TransCan Northern Ltd. On June 25, 1999, as a result of the exercise by the underwriters of a part of their over-allotment option, 390,694 of the 3,200,000 Subordinated Units held by TC PipeLines GP, Inc. were redeemed for the cash proceeds received from the purchase by the underwriters of an equal number of Common Units from TC PipeLines, LP, raising the number of Common Units outstanding to 14,690,694 and decreasing the number of Subordinated Units held by TC PipeLines GP, Inc. to 2,809,306. As of June 25, 1999, TransCanada PipeLines Limited, through TransCan Northern Ltd., was deemed to beneficially own 19.1% of the then issued and outstanding Common Units.

         On August 1, 2002, the Reporting Persons' beneficial ownership interest increased due to the conversion on a one-for-one basis of one-third (or 936,435) of the 2,809,306 Subordinated Units held by TC PipeLines GP, Inc., the general partner of the Partnership. The Subordinated Units were converted into Common Units because specified financial tests contained in the Partnership's Amended and Restated Agreement of Limited Partnership, which are related to generating cash from operations and distributing at least $0.45 per unit on all Common Units and Subordinated Units, were satisfied for each of the three consecutive four-quarter periods ending on June 30, 2002. As a result, as of August 1, 2002, TransCanada PipeLines Limited is deemed to beneficially own 3,736,435 Common Units, which constitute 23.9% of the 15,627,129 issued and outstanding Common Units as of such date. 2,800,000 of such Common Units are held through TransCan Northern Ltd. and the remaining 936,435 Common Units are held through TC PipeLines GP, Inc. The directors and executive officers of each of the Reporting Persons disclaim any beneficial ownership of the Common Units owned by either TransCan Northern Ltd. or TC PipeLines GP, Inc.

         If the financial tests for conversion in the Partnership's partnership agreement are met again, an additional one-third (or 936,435) of the Subordinated Units will convert into Common Units on the first day after the record date established for the cash distribution for any quarter ending on or after June 30, 2003 and the final one-third (or 936,436) of the Subordinated Units will convert into Common Units on the first day after the record date established for the cash distribution of any quarter ending on or after June 30, 2004. The Reporting Persons currently hold, through TC Pipelines GP, Inc., 1,872,871 Subordinated Units in the Partnership, which may be converted as discussed above.

         (b) The number of Common Units as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover pages of this Statement on Schedule 13D, and such information is incorporated herein by reference. Neither the directors nor the executive officers of each of the Reporting Persons individually have the power to vote or direct the vote of, or dispose or direct the disposition of, Common Units deemed beneficially owned by the Reporting Persons, or to dispose of or direct the disposition of, or receive or direct the receipt of, distributions with respect to such Common Units. TransCanada PipeLines Limited, through TransCan Northern Ltd., the sole stockholder of TC PipeLines GP, Inc., has the sole power to elect the board of directors of TC PipeLines GP, Inc., however, all decisions regarding Common Units owned by TC PipeLines GP, Inc. are within the exclusive authority of the board of directors of TC PipeLines GP, Inc.

                                                             PAGE 7 OF 15 PAGES


         (c) On August 1, 2002, 936,435 of the Subordinated Units held by TC PipeLines, GP, Inc. converted on a one-for-one basis into 936,435 Common Units. There have been no other reportable transactions with respect to the Common Units within 60 days of the date hereof by the Reporting Persons.

         (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Statement on Schedule 13D.

         (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

         The 2,800,000 Common Units and the 2,809,306 Subordinated Units held by the Reporting Persons prior to the conversion reported herein were acquired in a private placement in connection with the Partnership's initial public offering on May 28, 1999 and the related exercise of the underwriters' over-allotment option and are restricted securities. Certain transfer restrictions, voting rights of the Reporting Persons and registration rights granted by the Partnership and to which the Partnership is entitled are set forth in the Partnership Agreement, a copy of the form of which is included as Exhibit 3.1 to TC PipeLines, LP's Registration Statement on Form S-1 (No. 333-69947) which has been incorporated by reference to this Schedule 13D. The 936,435 Common Units held by TC PipeLines GP, Inc. as a result of the early conversion of the 936,435 Subordinated Units are subject to the same restrictions and have the same rights.



Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A: Registration Statement on Form S-1 (No. 333-69947) for TC Pipelines, LP incorporated herein by reference.

         Exhibit B: Joint Filing Agreement, dated August 8, 2002.

                                                             PAGE 8 OF 15 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  August 8, 2002                     TRANSCANADA PIPELINES LIMITED



                                          /s/ Robert J. Pitt
                                          -------------------------------------
                                          Name:  Robert J. Pitt
                                          Title: Vice-President, Finance Law


                                          /s/ Rhondda E. S. Grant
                                          -------------------------------------
                                          Name: Rhondda E. S. Grant
                                          Title: Secretary


                                          TRANSCAN NORTHERN LTD.


                                          /s/ Paul F. MacGregor
                                          -------------------------------------
                                          Name: Paul F. MacGregor
                                          Title: Vice-President


                                          /s/ Rhondda E. S. Grant
                                          -------------------------------------
                                          Name: Rhondda E. S. Grant
                                          Title: Secretary


                                          TC PIPELINES GP, INC.


                                          /s/ Paul F. MacGregor
                                          -------------------------------------
                                          Name: Paul F. MacGregor
                                          Title:    Vice-President


                                          /s/ Rhondda E. S. Grant
                                          -------------------------------------
                                          Name: Rhondda E. S. Grant
                                          Title:   Secretary

                                                            PAGE 15 OF 15 PAGES

                                   SCHEDULE I

                                                    STATE OF
             NAME                         INCORPORATION OR FORMATION                  BUSINESS ADDRESS
             ----                         --------------------------                  ----------------

TransCanada PipeLines Limited                           Canada                            TransCanada Tower
                                                                                         450 - 1st Street SW
                                                                                      Calgary, Alberta, Canada
                                                                                               T2P 5H1
                                                                                        Phone: (403) 920-2000

TransCan Northern Ltd.                                 Delaware                           TransCanada Tower
                                                                                          450 1st Street SW
                                                                                      Calgary, Alberta, Canada
                                                                                               T2P 5H1
                                                                                        Phone: (403) 920-2000

TC PipeLines GP, Inc.                                  Delaware                           110 Turnpike Road
                                                                                              Suite 203
                                                                                  Westborough, Massachusetts 01581
                                                                                        Phone: (508) 871-7046

                                                            PAGE 10 OF 15 PAGES

                                   APPENDIX A

Executive Officers and Directors of TransCanada PipeLines Limited

Harold N. Kvisle                                             President, Chief Executive Officer and Director

Ronald J. Turner                                             Executive Vice-President, Operations and Engineering

Albrecht W.A. Bellstedt, Q.C.                                Executive Vice-President, Law and General Counsel

Russell K. Girling                                           Executive Vice-President and Chief Financial Officer

Sarah E. Raiss                                               Executive Vice-President, Corporate Services

Dennis McConaghy                                             Executive Vice-President, Gas Development

Alexander J. Pourbaix                                        Executive Vice-President, Power Development

Richard F. Haskayne, O.C., F.C.A.                            Chairman and Director

Douglas D. Baldwin, P. Eng.                                  Director

Ronald B. Coleman                                            Director

David P. O'Brien                                             Director

James R. Paul                                                Director

Wendy Dobson                                                 Director

Harry G. Schaefer, F.C.A.                                    Vice Chairman and Director

W. Thomas Stephens                                           Director

Kerry L. Hawkins                                             Director

Joseph D. Thompson, P. Eng.                                  Director

The Hon. Paul Gauthier, P.C., O.C., O.Q., Q.C.               Director

                                                            PAGE 11 OF 15 PAGES


         Each of the persons listed below is a Canadian citizen other than James
R. Paul and W. Thomas Stephens, who are United States citizens. The principal business address of each executive officer and director of TransCanada PipeLines Limited, and the present principal occupation or employment of each such person is as follows:



                NAME                        PRESENT PRINCIPAL OCCUPATION             PRINCIPAL BUSINESS ADDRESS
Harold N. Kvisle                      President, Chief Executive Officer and               450-1 Street SW
                                      Director                                    Calgary, Alberta, Canada T2P 5H1
                                      TransCanada PipeLines Limited

Ronald J. Turner                      Executive Vice-President, Operations                 450-1 Street SW
                                      and Engineering                             Calgary, Alberta, Canada T2P 5H1
                                      TransCanada PipeLines Limited

Albrecht W.A. Bellstedt, Q.C.         Executive Vice-President, Law and                    450-1 Street SW
                                      General Counsel                             Calgary, Alberta, Canada T2P 5H1
                                      TransCanada PipeLines Limited

Russell K. Girling                    Executive Vice-President and Chief                   450-1 Street SW
                                      Financial Officer                           Calgary, Alberta, Canada T2P 5H1
                                      TransCanada PipeLines Limited

Sarah E. Raiss                        Executive Vice-President, Corporate                  450-1 Street SW
                                      Services                                    Calgary, Alberta, Canada T2P 5H1
                                      TransCanada PipeLines Limited

Dennis McConaghy                      Executive Vice-President, Gas                        450-1 Street SW
                                      Development                                 Calgary, Alberta, Canada T2P 5H1
                                      TransCanada PipeLines Limited

Alexander J. Pourbaix                 Executive Vice-President, Power                      450-1 Street SW
                                      Development                                 Calgary, Alberta, Canada T2P 5H1
                                      TransCanada PipeLines Limited

Richard F. Haskayne, O.C., F.C.A.     Chairman                                             450-1 Street SW
                                      TransCanada PipeLines Limited               Calgary, Alberta, Canada T2P 5H1

Douglas D. Baldwin, P.Eng.            Former President and Chief Executive                 450-1 Street SW
                                      Officer                                     Calgary, Alberta, Canada T2P 5H1
                                      TransCanada PipeLines Limited

Ronald B. Coleman                     President                                            450-1 Street SW
                                      R.B. Coleman Consulting Co., Ltd.           Calgary, Alberta, Canada T2P 5H1


                                                             PAGE 12 OF 15 PAGES



                NAME                        PRESENT PRINCIPAL OCCUPATION             PRINCIPAL BUSINESS ADDRESS
Wendy Dobson                          Professor,                                        105 St. George Street
                                      Rotman School of Management and                 Toronto, Ontario, Canada
                                      Director, Institute for International                    M55 3E6
                                      Business
                                      University of Toronto

The Hon. Paule Gauthier, P.C.,        Senior Partner                                 1150 de Claire-Fontaine St.
O.C., O.Q., Q.C.                      Desjardins Duchame Stein Monast                         Suite 300
                                                                                       Quebec, Quebec, Canada
                                                                                               G1R 5G4

Kerry L. Hawkins                      President                                         300-240 Graham Avenue
                                      Cargill Limited                                Winnipeg, Manitoba, Canada
                                                                                               R3C 4C5

David P. O'Brien                      Chairman                                            150-9th Avenue SW
                                      EnCana Corporation                                    P.O. Box 2850
                                                                                      Calgary, Alberta, Canada
                                                                                               T2P 2S5

James R. Paul                         Chairman                                             450-1 Street SW
                                      James and Associates                        Calgary, Alberta, Canada T2P 5H1

Harry G. Schaefer, F.C.A.             President                                            450-1 Street SW
                                      Schaefer & Associates Ltd.                  Calgary, Alberta, Canada T2P 5H1

W. Thomas Stephens                    Chairman                                             450-1 Street SW
                                      Manville Corporation                        Calgary, Alberta, Canada T2P 5H1

Joseph D. Thompson, P. Eng.           Chairman                                      PCL Edmonton Division Office
                                      PCL Construction Group Inc.                      Bldg #4, 5400-99 Street
                                                                                      Edmonton, Alberta, Canada
                                                                                               T6E 3N7

                                                            PAGE 13 OF 15 PAGES

                                   APPENDIX B

Executive Officers and Directors of TransCan Northern Ltd.

         Each of the persons listed below is a Canadian citizen and an employee of TransCanada PipeLines Limited, the parent of TransCan Northern Ltd.. The principal business address of each executive officer and director of TransCan Northern Ltd. is 450-1 Street SW, Calgary, Alberta, Canada, T2P 5H1.


NAME                                                 OFFICE
----                                                 ------
Ronald J. Turner                                     President and Director
Paul F. MacGregor                                    Vice-President and Director
Ronald L. Cook                                       Vice-President, Taxation
Russell K. Girling                                   Treasurer
Rhondda E.S. Grant                                   Secretary
Dennis J. McConaghy                                  Director

                                                            PAGE 14 OF 15 PAGES

                                   APPENDIX C

Executive Officers and Directors of TC PipeLines GP, Inc.

         Each of the persons listed below is a Canadian citizen and an employee of TransCanada PipeLines Limited, other than Robert A. Helman, Jack F. Jenkins-Stark and David L. Marshall, who are United States citizens. The principal business address of each executive officer and director of TC PipeLines, GP, Inc., of each such person is as follows:


NAME                                                OFFICE                          PRINCIPAL BUSINESS ADDRESS
Ronald J. Turner                   President, Chief Executive Officer and Director  450-1 Street SW
                                                                                    Calgary, Alberta, Canada T2P 5H1

Russell K. Girling                 Chief Financial Officer and Director             450-1 Street SW
                                                                                    Calgary, Alberta, Canada T2P 5H1

Paul F. MacGregor                  Vice-President, Business Development             450-1 Street SW
                                                                                    Calgary, Alberta, Canada T2P 5H1

Donald R. Marchland                Vice-President, Treasurer                        450-1 Street SW
                                                                                    Calgary, Alberta, Canada T2P 5H1

Gary G. Penrose                    Vice-President, Taxation                         450-1 Street SW
                                                                                    Calgary, Alberta, Canada T2P 5H1

Theresa Jang                       Controller                                       450-1 Street SW
                                                                                    Calgary, Alberta, Canada T2P 5H1

Rhondda E.S. Grant                 Secretary                                        450-1 Street SW
                                                                                    Calgary, Alberta, Canada T2P 5H1

Robert A. Helman                   Independent Director                             190 S. LaSalle St.
                                                                                    Chicago, Illinois 60603

Jack F. Jenkins-Stark              Independent Director                             1010 Atlantic Avenue
                                                                                    Alameda, California 94501

David L. Marshall                  Independent Director                             450-1 Street SW
                                                                                    Calgary, Alberta, Canada T2P 5H1

Albrecht W.A. Bellstedt            Director                                         450-1 Street SW
                                                                                    Calgary, Alberta, Canada T2P 5H1

Dennis J. McConaghy                Director                                         450-1 Street SW
                                                                                    Calgary, Alberta, Canada T2P 5H1

                                                            PAGE 15 OF 15 PAGES

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         Each of the undersigned agrees that (i) the statement on Schedule 13D relating to the Common Units representing limited partner interests in TC PipeLines, LP, has been adopted and filed on behalf of each of them, (ii) all future amendments to such statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iii) the provisions of Rule 13d-l(k)(1) under the Securities Exchange Act of 1934 apply to each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signature hereto, at the principal office thereof.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date:  August 8 , 2002                       TRANSCANADA PIPELINES LIMITED


                                             /s/ Robert J. Pitt
                                             ----------------------------------
                                             Name:  Robert J. Pitt
                                             Title: Vice-President, Finance Law


                                             /s/ Rhondda E. S. Grant
                                             ----------------------------------
                                             Name:   Rhondda E. S. Grant
                                             Title:  Secretary


                                             TRANSCAN NORTHERN LTD.


                                             /s/ Paul F. MacGregor
                                             ----------------------------------
                                             Name:   Paul F. MacGregor
                                             Title:  Vice-President


                                             /s/  Rhondda E. S. Grant
                                             ----------------------------------
                                             Name:  Rhondda E. S. Grant
                                             Title: Secretary


                                             TC PIPELINES, GP, INC.


                                             /s/ Paul F. MacGregor
                                             ----------------------------------
                                             Name:   Paul F. MacGregor
                                             Title:  Vice-President


                                             /s/ Rhondda E. S. Grant
                                             Name:   Rhondda E. S. Grant
                                             Title:  Secretary